Exhibit (h)(4)

EXHIBIT A

This Exhibit A, amended and restated effective as of September 3, 2015, is the Exhibit A to that certain Fund Administration and Accounting Agreement dated as of May 1, 2015 by and between TCW Alternative Funds and BNY Mellon Investment Servicing (US) Inc.

List of Funds/Portfolios

Name	Ticker Symbol

TCW/Gargoyle Hedged Value Fund	TBD

TCW/Gargoyle Dynamic 500 Fund	TBD

TCW/Gargoyle Systematic Value Fund	TBD

TCW High Dividend Equities Long/Short Fund	TBD

TCW/Carlyle Liquid Tactical Fund	TBD

TCW/Carlyle Trend Following Fund	TBD

TCW/Carlyle Absolute Return Fund	TBD

IN WITNESS WHEREOF, the parties hereto have caused this amended and restated Exhibit A to be executed by their officers designated below effective as of the date and year first above written.

BNY MELLON INVESTMENT SERVICING (US) INC.

By:	/s/ Wayne D. Weaver
Name:	Wayne D. Weaver
Title:	Managing Director

TCW ALTERNATIVE FUNDS

By:	/s/ David S. DeVito
Name:	David S. DeVito
Title:	President and CEO